

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via Email
Rex S. Schuette
Executive Vice President and Chief Financial Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

> **Re:** **United Community Banks, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2011**
> **File No. 333-174420**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 4, 2011**
> **File No. 001-35095**

Dear Mr. Schuette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 23, 2011

General

1. We note the bank is currently subject to a memorandum of understanding ("MOU") with the FDIC and Georgia Department of Banking and Finance. Please revise to include a recent developments section and disclose all material actions taken in response to the MOU. Disclose whether your capital ratios were in compliance with the MOU as of March 31, 2011.

2. We note foreclosed property costs were up $54.1 million in the first quarter of 2011 compared to the first quarter of 2010. On page 39 of your Form 10-Q for the quarter ended March 31, 2010, you attribute most of this increased expense to higher write downs on foreclosed properties incurred to expedite sales under the Problem Asset Disposition Plan. Please tell us, with a view toward revised disclosure, whether you expect to continue to incur elevated foreclosed property costs.

3. We note you have incurred increasing losses since 2008. Please revise to include a risk factor in the registration statement that addresses your recent quarterly and annual losses, including the loss incurred in the most recent quarter. We note you have incorporated by reference the risk factors from the Form 10-K for the year ended December 31, 2010, including the second risk factor on page 16.

Prospectus Cover Page

4. We note there is no existing market for the cumulative perpetual preferred stock or the warrants. Accordingly, an at-the-market offering is not permitted for these securities. Please revise to disclose that the selling shareholders will sell at a price of $x.xx per share/warrant until the shares/warrants are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. In addition, disclose the current interest rate on the preferred and the exercise price of the warrants and whether or not they have a cashless exercise feature.

A Warning About Forward …, page ii

5. Move this section to after the risk factors section.

Risk Factors
Future dividend payments are restricted …, page 3

6. Revise to disclose the dividend rate terms and the annual accrual based on the current rate. In addition, disclose if there are any arrangements, agreements or understandings regarding the issuance of additional preferred stock and add a cross-reference to another location in the prospectus where "subject to certain limited exceptions" is more fully described.

Plan of Distribution, page 4

7. Please disclose that you will file a post-effective amendment to the registration statement to update the plan of distribution in the event you engage underwriters, broker-dealers or agents to offer the securities.

Selling Shareholders, page 6

8. Please revise to name the natural persons who have or share voting or investment power for each identified selling shareholder. In addition, indicate if either seller is a broker-dealer or an affiliate of a broker-dealer. If so, add appropriate disclosure of seller's intentions at the date of purchase.

Tax Benefits Preservation Plan, page 7

9. We note the representations here and on page 18 of the Form 10-Q for the first quarter that management does not believe there was an ownership change under Section 382 of the Internal Revenue Code prior to, or in connection with, the private equity transaction completed in the first quarter. Please revise your disclosure here to address, by bullets, the negative aspects of the plan, e.g., how the net operating losses could be lost, impact on liquidity or poison pill elements, testing dates under section 382, reductions based on market value, etc. Disclose the amounts at risk. In this regard, please add a risk factor that addresses the potential risks related to a change of ownership or market value changes.

Item 15. Recent Sales of Unregistered Securities

10. Revise to disclose the Fletcher option and warrant issuance. In addition, add disclosure here to the Fletcher issuance as well as the other 2011 issuances as to how they were structured to comply with IRS Section 382. Alternately, add this disclosure on page 7 under "Tax Benefits Preservation Plan." Also add a risk factor addressing the potential dilution associated with these issuances and the potential indemnification issuances.

11. Revise to disclose the exemption from registration claimed for each unregistered sale identified in this section and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K. In addition, disclose the aggregate offering amount for each unregistered offering.

Exhibit 5

12. Please arrange for counsel to opine that the warrants are binding obligations under the state contract law governing the warrant agreement.

13. Refer to the second sentence of the last paragraph. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please arrange for counsel to revise accordingly.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 27

14. Provide us with sufficient information so that we may better understand the nature and your accounting for the fraud loan loss provision recorded previously and subsequently reversed in fiscal 2010.

Item 11. Executive Compensation
Base Salary, page 20 of Definitive Proxy Statement on Schedule 14A

15. We note the disclosure in the first paragraph on page 21 that Mr. Freeman's compensation was reduced by $95,000 in 2010. Please reconcile this statement with the amounts disclosed in the summary compensation table.

Non-Equity Incentive Awards, page 21 of Definitive Proxy Statement on Schedule 14A

16. It appears based on your disclosure that the qualitative performance measures were established as quantifiable performance targets. Please tell us what these targets were and revise future filings accordingly. Refer to Item 402(b)(2)(v) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements
Note 5 – Loans and Allowance for Loan Losses, page 11

17. In regard to the table on page 12, tell us the reasons and basis for not having any of the allowance for loan losses associated with loans "individually evaluated for impairment" at either March 31, 2011 or at December 31, 2011 and only a minimal amount associated with these types of loans at March 31, 2010. Given the significant levels of nonaccrual loans at each of the above noted dates, as well as the levels of loan loss provisions and charge-offs recorded, it would seem that a larger portion of the allowance for loans losses would be associated with these types of loans. Please provide us with sufficient information so that we will have a better understanding of your allowance for loan loss evaluation process of impaired loans.

Note 6 – Foreclosed Property, page 17

18. Tell us the reasons and basis for the significant increase in the foreclosed asset provision and in the level of direct write-downs during the quarter ended March 31, 2011. Specifically address the asset disposition plan implemented in 2011 and the impact this

had on the timing and amount of the provisions and write-downs. Further, address at what point in time these write-downs were taken and what your appraisal policy is in regard to OREO.

Note 7 - Earnings Per Share, page 17

19. We note the equity transactions completed in the quarter ended March 31, 2011. Please tell us whether these transactions constituted a change of ownership which would result in the potential issuance of common shares under the indemnification provisions. Further, address how you have accounted for the indemnification provisions.

Note 10 – Common and Preferred Stock Issued /Common Stock Issuable, page 21

20. Regarding the share exchange agreement with Elm Ridge in February 2011, provide us with sufficient information to support your accounting that there was no increase or decrease in shareholders' equity. Further, tell us how you have accounted for the warrants issued in the transaction.

Note 13 – Transactions with Fletcher International, page 22

21. In regard to the April 2010 transactions with Fletcher International, please address the following:

- Tell us and disclose the nature and terms of the loan made in conjunction with the nonperforming assets sale;
- Tell us and disclose whether this loan is performing under its contractual terms and whether there have been any delinquencies to date;
- Tell us and disclose the expiration date of the warrant and whether the warrant to acquire common stock has been exercised;
- Tell us and disclose whether all of the shares of the Series C Preferred stock were purchased by May 31, 2011;
- Tell us how the company has or will account for the commitment payment received from Fletcher for the Series C Preferred stock not purchased by May 31, 2011; and
- Tell us and disclose whether the additional warrant to purchase common stock has been issued.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 28

22. Regarding the sale of substandard and nonperforming loans to CF Southeast LLC and CF Southeast Trust 2011-1 which occurred in April of 2011, please provide us with a detailed analysis (with references to the appropriate accounting literature), similar to what

was provided and disclosed regarding the Fletcher International Ltd. Transaction, which supports your accounting for the transactions.

Income Taxes, page 40

23. We note that you have recorded a net deferred tax asset of $167 million at December 31, 2010 and $266 million as of March 31, 2011. Your disclosures regarding the realization of the net deferred tax asset seem to focus on your ability to carry the losses forward to future profitable years. Given the significant losses recognized in each of the last three fiscal years and in the interim period of fiscal 2011, please provide us with a detailed analysis to support your conclusion that no additional valuation allowance was warranted. Your response should address both the positive and negative evidence you considered in making this determination in accordance with ASC 740. Provide us with this information for each of the periods ended March 31, 2011, December 31, 2010, and December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: James W. Stevens
        Kilpatrick Townsend & Stockton LLP